UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

EASTERN AMERICAN NATURAL GAS TRUST

(Name of Subject Company(Issuer))

ENERGY CORPORATION OF AMERICA

(Name of Filing Person (Offeror))

DEPOSITARY UNITS
(Title of Class of Securities)

912833KA7
(CUSIP Number of Class of Securities)

Donald C. Supcoe

Executive Vice President & General Counsel

Energy Corporation of America

4643 South Ulster Street

Suite 1100

Denver, Colorado 80237

(303) 694-2667

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David Palmer Oelman

Vinson & Elkins L.L.P.
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Tel: (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$69,628,998	$9,498

(1)         Calculated solely for purposes of determining the filing fee.

(2)         The amount of the filing fee is calculated in accordance with Rule 00-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $136.40 for every $1 million of transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,498	Filing Party: Energy Corporation of America and ECA Marcellus Trust I
Form or Registration No: 333-185397	Date Filed: December 12, 2012 (initial filing); January 15, 2013 (Amendment No. 1); January 18, 2013 (Amendment No. 2); February 1, 2013 (Amendment No. 3); February 4, 2013 (Amendment No. 4)

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐            issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2013 (this “Schedule TO”). The Schedule TO relates to the exchange offer by Energy Corporation of America, a West Virginia corporation (“ECA”), for up to 3,197,385 outstanding depositary units (the “NGT Depositary Units”) of Eastern American Natural Gas Trust, a Delaware statutory trust (“NGT”), for up to 4,120,059 outstanding common units (“ECT Common Units”) of ECA Marcellus Trust I, a Delaware statutory trust (“ECT”), upon the terms and conditions set forth in the Prospectus dated February 13, 2013 (as it may be amended or supplemented from time to time, the “Prospectus”), a copy of which is attached as Exhibit (a)(4), and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(A), which collectively constitute the “Offer.”   This Amendment is being filed on behalf of ECA.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Exchange or in the Schedule TO.

Items 4 and 11.

Regulation M-A Items 1002, 1004 and 1011.

Item 4(a) and 11(c) of this Schedule TO are amended and supplemented by adding the following text thereto:

“On March 11, 2013, ECA issued a press release announcing the determination of the exchange ratio for the Offer. The final calculated per-unit value of the ECT Common Units, which was used to calculate the final exchange ratio, was $16.56. The final exchange ratio of 1.36 was determined based on the volume weighted average trading prices of ECT Common Units for the 10-day period ending on the 18th business day following commencement of the Offer. Based on the final exchange ratio, the maximum number of NGT Depositary Units that will be accepted is 3,026,388 NGT Depositary Units for up to 4,120,059 ECT Common Units.

For NGT Depositary Units, in multiples of 50 units, that are validly tendered and delivered pursuant to the Offer and accepted by the Company, the Company will deliver 1.36 ECT Common Units, in whole units with a cash payment being made for any fractional unit, to or at the direction of such tendering unitholder. For purposes of determining the cash payment, each holder of NGT Depositary Units who would otherwise be entitled to a fraction of an ECT Common Unit will receive a cash payment calculated by multiplying such fractional interest by the final calculated per-unit value of ECT ($16.56). The full text of the press release is attached hereto as Exhibit (a)(5)(D) and it is incorporated herein by reference.”

Item 12.         Exhibits.

Regulation M-A Item 1016

Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(D)	Press Release issued by Energy Corporation of America announcing the determination of the exchange ratio for the Offer, dated March 11, 2013.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2013

ENERGY CORPORATION OF AMERICA

	By:	/s/ John Mork
	Name:	John Mork
	Title:	President, Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit No.		Description

(a)(1)(A)	*	Letter of Transmittal.

(a)(1)(B)	*	Letter to Clients.

(a)(1)(C)	*	Letter to Brokers and Banking Institutions.

(a)(1)(D)	*	Notice of Guaranteed Delivery

(a)(4)	*	Prospectus, dated February 13, 2013 filed pursuant to Rule 424(b)(4) with the SEC on February 13, 2013 (Registration No. 333-185397).

(a)(5)(A)	*	Press Release issued by Energy Corporation of America announcing ECA’s commencement of the Offer, February 13, 2013.

(a)(5)(B)	*	Presentation used in connection with investor presentation delivered by John Mork, President and CEO of Energy Corporation of America, available at www.dfking.com/ECA on February 13, 2013.

(a)(5)(C)	*	Transcript of recorded investor presentation delivered by John Mork, President and CEO of Energy Corporation of America, available at www.dfking.com/ECA on February 13, 2013.

(a)(5)(D)		Press Release issued by Energy Corporation of America announcing the determination of the exchange ratio for the Offer, dated March 11, 2013.

(b)		None.

(c)		None.

(d)	*

Purchase and Sale Agreement by and between Eastern American Natural Gas Trust, as Seller, and Energy Corporation of America, as buyer, dated January 3, 2013 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Eastern American Natural Gas Trust with the SEC on January 9, 2013).

(e)		None.

(f)		None.

(g)		None.

(h)(A)	*

5.1 Opinion of Richards, Layton and Finger P.A. (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013 and as further amended by Amendment No. 2 filed with the SEC on January 18, 2013).

(h)(B)	*

5.2 Opinion of Goodwin & Goodwin, LLP relating to Energy Corporation of America (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013).

(h)(C)	*

8.1 Opinion of Vinson & Elkins L.L.P. (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4 (Registration No. 333-185397) initially filed on December 12, 2012, as amended by Amendment No. 1 filed with the SEC on January 15, 2013 and as further amended by Amendment No. 2 filed with the SEC on January 18, 2013).

*                 Previously Filed

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